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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

THE MARCUS CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
566330 10 6
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen H. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 3,985,057(1)
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,104,286
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,251,174
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,126,462

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,343(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 2,711,707 shares beneficially owned by Marcus Family Holdings LLC. As of December 31, 2004, Mr. Marcus and several trusts that he established (and of which he is a beneficiary) held 77.165% of the membership units of Marcus Family Holdings LLC and the estate of Mr. Marcus' deceased wife held 22.835% of the membership units of Marcus Family Holdings LLC.

Page 2 of 7 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marcus Family Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 2,711,707
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,711,707
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,711,707
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 7 Pages

CUSIP No. 566330 10 6

        This Amendment No. 26 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership:

Stephen H. Marcus

(a)	Amount Beneficially Owned: 5,089,343

(b)	Percent of Class: 16.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,985,057

(ii)	shared power to vote or to direct the vote: 1,104,286

(iii)	sole power to dispose or to direct the disposition of: 1,251,174

(iv)	shared power to dispose or to direct the disposition of: 1,126,462

        Other than with respect to (i) 6,003 shares of Common Stock (which Mr. Marcus shares voting and dispositive power), (ii) 700 shares of Common Stock (which Mr. Marcus has sole voting and shared dispositive power), and (iii) 21,895 shares of Common Stock (which Mr. Marcus has sole voting and no dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

        Mr. Marcus’ beneficial ownership consists of the following:

(i)	6,003 shares of Common Stock held by a trust whereby Mr. Marcus serves as Trustee;

(ii)	700 shares of Common Stock held by a trust whereby Mr. Marcus and his sister, Diane Marcus Gershowitz, serve as Co-Trustees;

(iii)	21,895 shares of Common Stock held by the Marcus Family Holdings LLC;

(iv)	1,251,174 shares of Class B Common Stock held individually by Mr. Marcus;

(v)	2,689,812 shares of Class B Common Stock held by the Marcus Family Holdings LLC;

Page 4 of 7 Pages

(vi)	77,560 shares of Class B Common Stock held by the estate of Mr. Marcus’ deceased wife;

(vii)	50,845 shares of Class B Common Stock held by the Ben and Celia Marcus 1992 Revocable Trust F/B/O Stephen H. Marcus.

(viii)	652,179 shares of Class B Common Stock held by trusts whereby Mr. Marcus’ deceased wife served as Trustee;

(ix)	210,078 shares of Class B Common Stock held by trusts whereby Mr. Marcus serves as Trustee;

(x)	107,621 shares of Class B Common Stock held by trusts whereby Mr. Marcus serves as Trustee; and

(xi)	21,476 shares of Class B Common Stock held by trusts whereby Mr. Marcus and his sister, Diane Marcus Gershowitz, serve as Co-Trustees.

        The trusts and Mr. Marcus, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

Marcus Family Holdings LLC

(a)	Amount Beneficially Owned: 2,711,707

(b)	Percent of Class: 9.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,711,707

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,711,707

(iv)	shared power to dispose or to direct the disposition of: 0

        Other than with respect to 21,895 shares of Common Stock, all of the reported beneficial ownership of Common Stock held by Marcus Family Holdings LLC results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

        Marcus Family Holdings LLC has the right to receive dividends and proceeds from the sale of securities held thereby.

Page 5 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

STEPHEN H. MARCUS

By:	/s/ Ralph J. Gundrum Ralph J. Gundrum, Attorney-in-Fact

MARCUS FAMILY HOLDINGS LLC
Stephen H. Marcus, Manager

By:	/s/ Ralph J. Gundrum Ralph J. Gundrum, Attorney-in-Fact

Page 6 of 7 Pages

Exhibit 1

AGREEMENT

        AGREEMENT dated as of February 14, 2005, by and between Stephen H. Marcus and Marcus Family Holdings LLC, a Delaware limited liability company.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Each of Stephen H. Marcus and Marcus Family Holdings LLC hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the stock of The Marcus Corporation and hereby further agree that said Statement shall be filed on behalf of each of Stephen H. Marcus and Marcus Family Holdings LLC. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of The Marcus Corporation.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STEPHEN H. MARCUS
By: /s/ Ralph J. Gundrum
Ralph J. Gundrum, Attorney-in-Fact
MARCUS FAMILY HOLDINGS LLC
Stephen H. Marcus, Manager
By: /s/ Ralph J. Gundrum
Ralph J. Gundrum, Attorney-in-Fact

Page 7 of 7 Pages